Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Filing Person: Metropolitan Health Networks, Inc.
Commission File No.: 001-32361
Subject Company: Continucare Corporation
Commission File No.: 001-12115
June 27, 2011

Attn.:	The MetCare Team
(For enterprise-wide distribution only via e-mail at 8:00 a.m. Eastern)

RE:	METROPOLITAN HEALTH NETWORKS, INC. TO ACQUIRE CONTINUCARE CORPORATION
Dear Team,
This morning, Metropolitan and Continucare issued a joint press release announcing that they have entered into a definitive merger agreement whereby Metropolitan will acquire Continucare in a cash and stock transaction valued at approximately $416 million.
I’m thrilled to be able to announce this important business combination. The acquisition of Continucare Corporation is transformational for Metropolitan and it brings together the talent, resources, experience and successes of these two great companies.
The press release that was issued is attached for your review. It contains all the information that is available for disclosure at the moment. The final documentation for the transaction is still pending the Securities and Exchange Commission’s review as well as a number of other terms and conditions required to close the transaction.
As we are limited in what we can discuss with you at the moment, for now here is some general information that I hope will further your understanding of what we’re trying to achieve in making this kind of strategic acquisition.

Why did we undertake this kind of transaction?
•	We are excited about this transaction because it creates one of the largest PSNs in Florida, and in the country really, serving primarily Medicare Advantage customers.

•	With this acquisition we also enter the business of providing care to Medicaid customers as well. In Florida, Medicaid is being brought under the managed care umbrella and represents a very interesting business opportunity for us.

•	This combination gives our company new markets, increased scale, as well as additional expertise and capability, forming an even sturdier platform for growth within Florida and beyond.

•	Quality and efficiency will be the benchmarks of success in the businesses of Medicare and Medicaid in the near term and for the foreseeable future, and with the demand for better and significantly more efficient health care solutions emerging, this morning’s announcement is a reflection of our drive to achieve the capability and capacity to meet these growing demands.

•	Both of our companies have been developing and practicing the concepts of “Patient-centric,” “accountable care,” and “coordination of care” for several years now. Together we expect to continue following these business concepts, better and more efficiently.
What will our company look like when the transaction closes?
•	From a markets standpoint, the combined company will operate in 18 Florida counties, and serve a number of important metropolitan areas in the state including, Miami, Ft. Lauderdale, West Palm Beach, Daytona and Tampa.

•	Combined, we will have 31 wholly owned centers.

•	The combination expands the number of affiliated or contracted independent primary care practices in the network to about 250.

•	Together the company will provide and coordinate care to over 68,000 Medicare Advantage and Medicaid customers across the state. Today, MetCare has about 34,000 Medicare Advantage customers.
Who will run the company going forward?
•	Upon completion of the acquisition, I will continue to serve as Chief Executive Officer and Chairman of the Board of Directors of Metropolitan, Dr. Guethon will remain as our President and Chief Operating Officer, and Robert Sabo, as our Chief Financial Officer.

•	Reporting to Dr. Guethon, Gemma Rosello, Continucare’s current Executive Vice President of Operations, will continue with Metropolitan in the capacity of President of Continucare Corporation, a wholly-owned subsidiary.

How will we be able pay for this acquisition?
•	Metropolitan will finance the acquisition using a portion of the cash balances of both companies at closing plus debt financing.

•	As of March 31, 2011, the two companies had a combined cash balance of approximately $93 million.

•	Metropolitan has secured a financing commitment in the amount of $355 million from one of the leading health care lenders in the market place, GE Capital, Healthcare Financial Services, and its affiliates.

Do we need to worry about our jobs?
•	No, and I want to make an important point here. I don’t want our employees to think that the purpose of this transaction is to succeed by cutting jobs and stripping out costs. It is not.

•	The opportunities to save costs are obvious and are isolated mainly to costs of running two public companies and on the elimination of certain executive level positions that overlap.

•	There may be additional savings, but I suggest they will come from increased efficiencies due to our increased scale, and more importantly, from harvesting best practices and in bringing together the best people within our two organizations.

•	Our markets overlap very little geographically. In order to grow, we need to keep our existing MetCare operational staff and we need the talented medical professionals, leaders, managers and staff that Continucare enjoys. We need all the talent in both of our organizations if we are to maximize the opportunities our industry is presenting us.
When will all of this take place?
•	The transaction is expected close in the third quarter of 2011 and is subject to standard closing conditions, including regulatory approvals and clearances.
Important Note:
This information has been broadcast to the general public. If you receive any external inquiries regarding today’s announcement please refer them to:
Al Palombo
Senior Vice President of Corporate Communications
Metropolitan Health Networks, Inc.
(561) 805-8511
apalombo@metcare.com
I trust you will join me in celebrating today’s announcement, and in welcoming Continucare’s employees to our family. It’s a great day for all parties involved and I look forward to keeping you updated as more information becomes available.
Yours truly,
Metropolitan Health Networks, Inc.
Chairman and CEO

Additional Information about this Transaction
This document shall not constitute an offer of any securities for sale. In connection with the pending transaction with Continucare Corporation (“Continucare”), Metropolitan Health Networks, Inc. (“Metropolitan”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a proxy statement of Continucare that also constitutes a prospectus of Metropolitan. Continucare will mail the definitive proxy statement/prospectus to its shareholders. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PENDING TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by Metropolitan and Continucare with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (when available) and the other documents filed by Metropolitan and Continucare with the SEC may also be obtained for free by accessing Metropolitan’s website at www.metcare.com and clicking on the “Investors” link then clicking on the link for “SEC Filings” or by accessing Continucare’s website at www.continucare.com and clicking on the “Investor Relations” link and then clicking on the link for “SEC Filings”. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to Metropolitan, 777 Yamato Road, Suite 510, Boca Raton, Florida 33431 Attention: Al Palombo, or to Continucare, 7200 Corporate Center Drive, Suite 600, Miami, Florida 33126, Attention: Fernando Fernandez.
Participants in this Transaction
Continucare, Metropolitan and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of Continucare in favor of the pending transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders in connection with the pending transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Continucare’s executive officers and directors in its definitive proxy statement filed with the SEC on January 20, 2011. You can find information about Metropolitan’s executive officers and directors in its definitive proxy statement filed with the SEC on May 2, 2011. You can obtain free copies of these documents from Continucare or Metropolitan, respectively, using the contact information above.
Forward-Looking Statements
Except for historical matters contained herein, statements made in this document are forward-looking and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as “may”, “will”, “to”, “plan”, “expect”, “believe”, “anticipate”, “intend”, “could”, “would”, “estimate”, or “continue” or the negative other variations thereof or comparable terminology are intended to identify forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the merger, including financial and operating results and benefits that may be realized from the merger, Metropolitan’s and Continucare’s plans, objectives, expectations and intentions and other statements contained in this document that are not historical facts. Such forward-looking statements are inherently uncertain. Accordingly, you should not place any undue reliance on any of the forward-looking statements in this document, which are subject to numerous risks and uncertainties, and you should consider all of such information in light of the various risks identified in this document and in the reports filed by Metropolitan and Continucare with the SEC, as well as the other information that Metropolitan and Continucare provide with respect to the pending merger.

Investors and others are cautioned that a variety of factors, including the following, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the proposed merger may not be consummated for a number of reasons, including as a result of the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, and Metropolitan and Continucare will incur significant fees and expenses regardless of whether the merger is consummated; (ii) if the merger is not consummated under certain specified circumstances, Metropolitan or Continucare may be required to pay the other a termination fee of up to $12 million, plus up to $1.5 million in fees and expenses; (iii) the receipt of all required regulatory approvals and the satisfaction of the closing conditions to the proposed merger, including approval of the pending transaction by the shareholders of Continucare, and Metropolitan’s ability to complete the required financing as contemplated by the financing commitment; (iv) Metropolitan’s ability to integrate the operations of Continucare and realize the anticipated revenues, economies of scale and cost synergies in connection with the transaction, including the potential for unanticipated issues, expenses and liabilities associated with the merger and the risk that Continucare fails to meet its expected financial and operating targets; (v) the potential for diversion of management time and resources in seeking to complete the merger and integrate the operations of Continucare; (vi) the potential failure to retain key employees of Continucare; (vii) the impact of Metropolitan’s significantly increased levels of indebtedness as a result of the transaction on Metropolitan’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (viii) the potential for dilution to Metropolitan shareholders as a result of the transaction; and (ix) the ability of Metropolitan to operate pursuant to the terms of its debt obligations, including its obligations under financings undertaken to complete the Continucare transaction. Metropolitan and Continucare are also subject to the risks and uncertainties described in their respective filings with the SEC, including Metropolitan’s Annual Report on Form 10-K for the year ended December 31, 2010, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, and Continucare’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010, and its Quarterly Reports on Form 10-Q for the quarters ended September 30, 2010, December 31, 2010 and March 31, 2011. Metropolitan and Continucare disclaim any obligation to update and revise statements contained in this document based on new information or otherwise.